Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

DAVIDSON

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Mayfair Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Mayfair Gold Corp. (the "Company"), as of December 31, 2025 and 2024, and the related statements of loss and comprehensive loss, cash flows, and changes in shareholders' equity for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants | Vancouver, Canada

March 31, 2026

DAVIDSON & COMPANY LLP
1200 – 609 Granville Street
PO BOX 10372, Pacific Centre
Vancouver, BC V7Y 1G6
604 687 0947
davidson-co.com

MAYFAIR GOLD CORP.

Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2025	December 31, 2024
		$	$
ASSETS
Current
Cash and cash equivalents	5	38,193,983	9,534,129
Other receivables	13	166,961	203,700
Current portion of prepaid expenses and deposits	7	416,890	202,326
		38,777,834	9,940,155

Prepaid expenses and deposits	7	120,322	152,370
Property, plant and equipment	8	377,198	399,322
Mineral properties	9	13,997,500	13,997,500
Total assets		53,272,854	24,489,347

LIABILITIES
Current
Accounts payable and accrued liabilities	13	1,167,556	749,934
Total liabilities		1,167,556	749,934

SHAREHOLDERS’ EQUITY
Share capital	11	116,281,919	79,605,844
Share-based payments reserve	11	6,309,124	4,660,036
Deficit		(70,485,745)	(60,526,467)
Total shareholders’ equity		52,105,298	23,739,413
Total liabilities and shareholders’ equity		53,272,854	24,489,347

Nature of operations (Note 1)

Subsequent events (Note 17)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ Sean Pi	/s/ Carson Block
Director	Director

MAYFAIR GOLD CORP.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars, except number of shares)

		Years ended December 31,
	Note	2025	2024
		$	$
Operating expenses
Depreciation	8	30,426	58,517
Exploration and evaluation	9, 13	7,322,650	8,416,123
General and administrative	12, 13	2,290,927	5,326,798
Share-based payments	11, 13	815,478	607,048
		10,459,481	14,408,486
Other income (expenses)
Amortization of flow-through premium liability	10	-	1,279,110
Foreign exchange gain (loss)		3,929	(13,245)
Interest income	5, 6	431,174	329,989
Other income		65,100	130,000
Loss and comprehensive loss		(9,959,278)	(12,682,632)

Loss per share:
Basic and diluted (Note 1)		(0.17)	(0.24)

Weighted average number of common shares outstanding:
Basic and diluted (Note 1)		58,199,000	52,103,344

The accompanying notes are an integral part of these financial statements.

MAYFAIR GOLD CORP.

Statements of Cash Flows

(Expressed in Canadian dollars)

	Years ended December 31,
	2025	2024
	$	$
Operating activities
Loss and comprehensive loss for the year	(9,959,278)	(12,682,632)
Adjustments for:
Depreciation	30,426	58,517
Share-based payments	815,478	607,048
Amortization of flow-through premium liability	-	(1,279,110)
Foreign exchange (gain) loss	(3,929)	13,245
Interest income on GIC	(43,644)	-
Changes in non-cash working capital:
Other receivables	36,739	80,549
Prepaid expenses and deposits	(182,516)	(104,885)
Accounts payable and accrued liabilities	417,662	(530,528)
Cash used in operating activities	(8,889,062)	(13,837,796)

Investing activities
Purchase of short-term investment	(3,000,000)	-
Maturity of short-term investment	3,043,644	-
Purchases of property, plant and equipment	(8,302)	(221)
Cash provided by (used in) investing activities	35,342	(221)

Financing activities
Proceeds from issuance of common shares, net of issuance costs	37,397,181	5,876,461
Proceeds from exercise of warrants	112,504	-
Proceeds from exercise of options	-	3,991,676
Cash provided by financing activities	37,509,685	9,868,137

Effect of exchange rate on changes in cash and cash equivalents	3,889	-
Change in cash and cash equivalents	28,659,854	(3,969,880)
Cash and cash equivalents, beginning of year	9,534,129	13,504,009
Cash and cash equivalents, end of year	38,193,983	9,534,129

Supplemental cash flow information:
Cash interest income received	122,244	329,989
Fair value reversal on exercise of options	-	3,244,018
Finders’ warrants issued	877,484	-
Interest paid in cash	-	-
Income tax paid in cash	-	-

The accompanying notes are an integral part of these financial statements.

MAYFAIR GOLD CORP.

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars, except number of shares)

	Common shares (Note 1)	Share Capital	Share-based payments reserve	Deficit	Total shareholders’ equity
	#	$	$	$	$
Balance, December 31, 2023	50,156,064	66,493,689	7,297,006	(47,843,835)	25,946,860
Issuance of common shares - private placements	1,670,000	6,012,000	-	-	6,012,000
Share issue costs	-	(135,539)	-	-	(135,539)
Issuance of common shares - exercise of options	2,815,450	3,991,676	-	-	3,991,676
Fair value of share options exercised from share-based payments reserve	-	3,244,018	(3,244,018)	-	-
Share-based payments	-	-	607,048	-	607,048
Loss and comprehensive loss	-	-	-	(12,682,632)	(12,682,632)
Balance, December 31, 2024	54,641,514	79,605,844	4,660,036	(60,526,467)	23,739,413
Issuance of common shares - private placement	12,122,002	40,002,600	-	-	40,002,600
Share issue costs	-	(3,482,903)	877,484	-	(2,605,419)
Exercise of warrants	34,092	156,378	(43,874)	-	112,504
Share-based payments	-	-	815,478	-	815,478
Loss and comprehensive loss	-	-	-	(9,959,278)	(9,959,278)
Balance, December 31, 2025	66,797,608	116,281,919	6,309,124	(70,485,745)	52,105,298

The accompanying notes are an integral part of these financial statements.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

1.NATURE OF OPERATIONS

Mayfair Gold Corp. (the “Company”) was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 700 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s principal place of business is 489 MacDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

During the year ended December 31, 2025, the Company was listed for trading on the TSX Venture Exchange under the symbol “MFG.V”, the Frankfurt Stock Exchange under the symbol “9M5”, and the OTCQX under the symbol “MFGCF”. On January 27, 2026, the Company commenced trading on the NYSE American under the ticker symbol “MINE”. The Company will remain listed on the TSX Venture Exchange under the symbol “MFG” and ceased trading on the OTCQX market.

These financial statements for the years ended December 31, 2025 and 2024 (“Financial Statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months. The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Share consolidation

On December 18, 2025, the Company consolidated its outstanding common shares on the basis of two pre-consolidated common shares for one post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to the Share Consolidation.

2.BASIS OF PREPARATION

Statement of compliance

These financial statements were approved by the Board of Directors and authorized for issue on March 31, 2026.

These financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis of presentation

The financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS Accounting Standards, as well as information presented in the statements of cash flows. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

The financial statements are presented in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. The functional currency is the currency of the primary economic environment in which an entity operates. References to “US$” or “USD” are to United States dollars.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION

a)Cash and cash equivalents

Cash and cash equivalents comprise cash, bank deposits and highly liquid short-term investments that are readily convertible into known amounts of cash.

b)Financial instruments

Financial instruments are accounted for in accordance with IFRS 9 Financial Instruments. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Classification of financial instruments

The Company determines the classification of its financial instruments which are all measured at fair value on initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVTOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial liability is classified as measured at amortized cost or FVTPL.

The Company’s financial assets comprise of cash and cash equivalents, other receivables (excluding sales tax recoverable) and deposits which are classified as and measured at amortized cost.

The Company’s financial liabilities comprise of accounts payable and accrued liabilities which are classified as and measured at amortized cost.

Impairment of financial assets at amortized cost

The Company considers all information available, including on a forward-looking basis, to assess the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

c)Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as share issue costs as a deduction from equity. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

d)Equity instruments

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, stock options and share purchase warrants are classified as equity instruments.

e)Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. In addition, parties are considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

f)Mineral property and exploration and evaluation costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Exploration and evaluation costs consist of:

•gathering exploration data through topographical and geological studies;

•exploratory drilling, trenching and sampling;

•determining the volume and grade of the resource;

•test work on geology, metallurgy, mining, geotechnical and environmental; and

•conducting and refining engineering, marketing and financial studies

Costs in relation to these activities are expensed as incurred until such time that technical feasibility and commercial viability are demonstrable. At such time, mineral properties are assessed for impairment and an impairment loss, if any, is recognized. Capitalized acquisition costs included in mineral properties are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. Determination of technical feasibility and commercial viability requires management’s judgment and includes assessment of legal, environmental, social and governmental factors.

The Company recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value upon acquisition. Capitalized mineral properties consist of:

•acquired interest in exploration properties;

•amounts paid for acquired rights associated with exploration properties; and

•changes in decommissioning and restoration amounts capitalized during the period.

Management reviews its mineral property at each reporting period for signs of impairment and annually after each exploration season to consider if there is impairment in value taking into consideration current year exploration results and management’s assessment of the future probability of profitable operations from the property, or likely gains from the disposition or option of the property. If a property is abandoned or inactive for a prolonged period, or considered to have no future economic potential, the acquisition costs are written off to profit or loss.

g)Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued. Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

h)Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A deferred premium liability is recognized for this difference. The Company renounces the deductions for tax purposes related to the eligible exploration and evaluation expenditures on the date the flow-through shares are issued. The premium liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

i)Share-based payment transactions

The Company has a stock option plan that provides for the granting of options to Officers, Directors, employees and consultants to acquire shares of the Company. The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in share-based payments reserve as the options vest.

Options granted to employees and others providing similar services are measured at grant date at the fair value of instruments issued. Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

Over the vesting period, share-based payments are recorded as an operating expense and as share-based payments reserve. When options are exercised the consideration received is recorded as share capital and the related share-based payments originally recorded as share-based payment reserve are transferred to share capital.

j)Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the year. Diluted loss or earnings per share is calculated using the denominator of the basic loss or earnings calculation described above adjusted to include the potentially dilutive effect of outstanding stock options.

k)Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the declining-balance basis at the following annual rates:

Class of property, plant and equipment	Depreciation rate
Computers	50%
Furniture and fixtures	20%
Buildings	4%
Land	nil
Machinery and equipment	20%
Vehicles	30%

Additions during the year are depreciated on a pro-rated basis.

l)Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating units (“CGU”) (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets). The recoverable amount of the asset (or CGU) is the greater of the asset’s (or CGU’s) fair value less costs to sell and its value in use to which the assets belong.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized in profit or loss for the period, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions on reserves and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (continued)

m)Income taxes and deferred taxes

The income tax expense is comprised of current and deferred income taxes. Current and deferred income tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity instruments.

Current income tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous periods. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current income tax liabilities and assets and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

n)Foreign currency

Transactions and balances in currencies other than the Canadian dollar, the currency of the primary economic environment in which the Company operates are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate prevailing on the statement of financial position date are recognized in profit or loss.

o)Decommissioning and restoration provision

The Company recognizes a provision for statutory, contractual, constructive, or legal obligations associated with decommissioning of mining operations and reclamation and rehabilitation costs arising when environmental disturbance is caused by the exploration or development of mineral properties. Provisions for decommissioning and restoration are recognized in the period in which the obligation is incurred or acquired and are measured based on expected future cash flows to settle the obligation, discounted to their present value. The discount rate is a pre-tax rate that reflects current market assessments of the time value of money and risks specific to liability.

When an obligation is initially recognized, the corresponding cost is capitalized to the carrying amount of the related asset. These costs are depreciated on a basis consistent with the depreciation, depletion, and amortization of the underlying assets.

The obligation is accreted over time for the change in its present value, with this accretion charge recognized as a finance expense in profit or loss. The obligation is also adjusted for changes in the estimated amount and timing of expected future cash flows and changes in the discount rate. Such changes in estimates are added to or deducted from the related asset except where deductions are greater than the carrying value of the related asset, in which case the amount of the excess is recognized in profit or loss.

p)Pronouncements issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements. It is expected that the adoption of IFRS 18 will have a significant impact on disclosure and presentation.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (continued)

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on the financial statements.

4.SIGNIFICANT JUDGMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgments in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgments and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgments and estimates is pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a) Economic recoverability and probability of future economic benefits of mineral properties

The impairment of exploration and evaluation assets is influenced by judgment in defining a cash-generating unit and determining the indicators of impairment and estimates used to measure impairment losses. The Company is required to measure the recoverable amount of exploration and evaluation assets when there are indicators that their carrying value may be impaired. The assessment of any impairment of exploration and evaluation assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and useful lives of the assets.

b)Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

c)Recognition of deferred tax

The measurement of a deferred tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities. The estimation of taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future tax provisions or recoveries could be affected.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

5.CASH AND CASH EQUIVALENTS

Cash is comprised of cash deposits held in reputable financial institutions and cash equivalents consist of redeemable guaranteed investment certificates (“GICs”).

A summary of the Company’s cash and cash equivalents is as follows:

	December 31, 2025	December 31, 2024
	$	$
Cash	38,097,832	7,408,166
Cash equivalents (1)	96,151	2,125,963
	38,193,983	9,534,129

(1)Cash equivalents consist of redeemable GICs with maturities of 3 to 10 months and interest rates between 1.75% and 2.25%.

During the year ended December 31, 2025, interest income from GICs and deposits in the Company’s savings account totaled $387,530 (2024 - $329,989).

6.SHORT-TERM INVESTMENT

On February 13, 2025, the Company purchased a short-term investment which consisted of a non-redeemable six-month GIC with a value of $3,000,000 and an interest rate of 2.95%, which matured on August 12, 2025. The redemption resulted in interest income of $43,644.

During the year ended December 31, 2025, interest income from the short-term investment totaled $43,644. The relevant GIC was only active in 2025 and therefore interest income from short term investments in 2024 is nil.

7.PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of insurance policy prepayments, listing fee prepayments and other expenses.

A summary of the Company’s prepaid expenses and deposits is as follows:

	December 31, 2025	December 31, 2024
	$	$
Prepaid expenses	489,740	351,572
Deposits with suppliers	47,472	3,124
	537,212	354,696

Current portion	416,890	202,326
Non-current portion	120,322	152,370

The Company’s non-current portion of prepaid expenses consists of directors and officers insurance policy lasting through June 5, 2030.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

8.PROPERTY, PLANT AND EQUIPMENT

A summary of the Company’s property, plant and equipment is as follows:

	Computers	Furniture and fixtures	Building	Land	Machinery and equipment	Vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance, December 31, 2023	67,782	13,210	358,420	69,000	56,288	130,050	694,750
Additions	221	-	-	-	-	-	221
Balance, December 31, 2024	68,003	13,210	358,420	69,000	56,288	130,050	694,971
Additions	5,302	-	-	-	-	3,000	8,302
Balance, December 31, 2025	73,305	13,210	358,420	69,000	56,288	133,050	703,273

Accumulated depreciation
Balance, December 31, 2023	67,782	7,245	36,771	-	25,551	99,783	237,132
Depreciation	13	2,642	14,337	-	11,258	30,267	58,517
Balance, December 31, 2024	67,795	9,887	51,108	-	36,809	130,050	295,649
Depreciation	2,332	2,662	14,338	-	10,961	133	30,426
Balance, December 31, 2025	70,127	12,549	65,446	-	47,770	130,183	326,075

Carrying amount
Balance, December 31, 2024	208	3,323	307,312	69,000	19,479	-	399,322
Balance, December 31, 2025	3,178	661	292,974	69,000	8,518	2,867	377,198

Depreciation during the year ended December 31, 2025 was $30,426 (2024 - $58,517).

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

9.MINERAL PROPERTIES

On June 8, 2020, the Company entered into a binding asset purchase agreement (the “Asset Purchase Agreement”) with Lake Shore Gold Corp. (“Lake Shore”). Pursuant to the terms of the Asset Purchase Agreement, the Company agreed to acquire 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada (the “Fenn-Gib Property” collectively).

As consideration for the acquisition of the Fenn-Gib Property the Company agreed to:

i.Pay Lake Shore a cash payment of US$11,000,000; and

ii.Grant Lake Shore a 1.0% net smelter returns royalty derived from the future production of minerals from the Fenn-Gib     Property.

On December 31, 2020, the transaction closed and $13,997,500 (US$11,000,000) was paid and recorded as mineral properties. The balance of mineral properties as at December 31, 2025 and 2024 was $13,997,500, representing the historical acquisition cost.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Property is as follows:

	2025	2024
	$	$
Camp maintenance, supplies, mobilization, general costs	144,865	432,641
Drilling	1,578,389	2,725,556
Environmental assessment and pre-feasibility studies	3,158,703	1,244,834
Exploration contractors	16,062	442,779
Exploration personnel and program support (Note 13)	1,239,623	1,736,382
Laboratory analysis	138,371	604,552
Other exploration and evaluation	96,931	367,144
Permitting	949,706	862,235
	7,322,650	8,416,123

10.DEFERRED PREMIUM ON FLOW-THROUGH SHARES

Flow-through units are issued at a premium, which is calculated as the difference between the price of a flow-through unit and the price of a unit at the issuance date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Funds raised through the issuance of flow-through units are required to be expended on qualifying Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.

A summary of the Company’s flow-through funding, expenditure requirements and corresponding impact on the flow-through premium liability is as follows:

	Flow-through funding and expenditure requirements	Flow-through premium liability
	$	$
Balance, December 31, 2023	4,424,217	1,279,110
Flow-through expenditures incurred, renounced, and amortization of flow-through premium liability	(4,424,217)	(1,279,110)
Balance, December 31, 2025 and 2024	-	-

During the year ended December 31, 2025, the Company recognized $nil (2024 - $1,279,110) as amortization of flow-through premium liability under other income in profit or loss.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

11.SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Pursuant to the Share Consolidation, the Company consolidated its outstanding common shares on the basis of two pre-consolidated common shares for one post-consolidated common share (Note 1). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to the Share Consolidation.

Issued share capital

The number of shares issued and fully paid as at December 31, 2025 is 66,797,608 (December 31, 2024 - 54,641,514).

During the year ended December 31, 2025, the Company also had the following share capital transactions:

•On September 16, 2025, the Company closed a brokered private placement and issued 12,122,002 common shares at a price of $3.30 per share for gross proceeds of $40,002,600. Share issuance costs of $2,605,419 were incurred in connection with the offering. Pursuant to this private placement, the Company issued 681,843 warrants to certain finders. Each warrant entitles the holder to purchase one common share of the Company at a price of $3.30 per warrant and will expire on September 16, 2027. The Company attributed a fair value of $877,484 to the warrants which was determined using the Black-Scholes option pricing model (“BSM”).

•The Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 for gross proceeds of $112,504. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from reserves.

During the year ended December 31, 2024, the Company had the following share capital transactions:

•The Company issued an aggregate of 2,815,450 common shares pursuant to the exercise of stock options with a weighted average exercise price of $1.42 generating gross proceeds of $3,991,676. In connection with the exercises, the Company transferred $3,244,018 from share-based payments reserve to share capital.

•On October 17, 2024, the Company closed a private placement consisting of the issue of 1,670,000 common shares at a price of $3.60 per share for a total consideration of $6,012,000. Share issuance costs of $135,539 were incurred in connection with the offering.

Stock options

The Company has an omnibus equity incentive plan (“the Plan”) under which non-transferable options, deferred share units, and restricted share units may be granted to directors, officers, employees or service providers of the Company. Under the plan, the maximum number of shares which may be reserved for issuance is 10% of the number of issued and outstanding common shares. The Board of Directors has the authority and discretion to grant stock options as identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan and the vesting terms.

During the year ended December 31, 2025, the Company had the following stock option transactions:

•On January 28, 2025, the Company granted 87,500 options to an officer of the Company with each option exercisable into common shares at an exercise price of $3.40 per share. The options are exercisable for a five-year term expiring on January 28, 2030. Of the stock options granted, 29,167 of the options vested immediately, 29,167 will vest on January 28, 2026, and 29,166 will vest on January 28, 2027. The fair value of the options was determined to be $217,623 using the BSM.

•On February 13, 2025, the Company granted 175,000 options to an officer of the Company with each option exercisable into common shares at an exercise price of $3.70 per share. The options are exercisable for a five-year term expiring on February 13, 2030. Of the stock options granted, 58,333 will vest on March 1, 2026, and the remaining 116,667 will vest on a monthly basis thereafter until March 1, 2028. The fair value of the options was determined to be $466,630 using the BSM.

•On November 20, 2025, the Company granted 300,000 options to an officer and consultants of the Company with each option exercisable into common shares at an exercise price of $4.34 per share. The options are exercisable for a five-year term expiring on November 20, 2030. The fair value of the options was determined to be $896,871 using the BSM.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

11.SHARE CAPITAL (continued)

During the year ended December 31, 2024, the Company had the following stock option transactions:

•On April 17, 2024, the Company granted 50,000 stock options to an officer of the Company with an exercise price of $5.08. Of the stock options granted, 50% vested immediately and 50% will vest on April 17, 2025. The options are exercisable for a five-year term expiring on April 17, 2029. The fair value of the options was determined to be $181,172 using the BSM.

•On June 20, 2024, the Company granted 50,000 stock options to two directors of the Company with an exercise price of $3.80. The options are exercisable for a five-year term expiring on June 20, 2029. Of the stock options granted, 16,666 will vest on June 20, 2025, 16,667 will vest on June 20, 2026 and 16,667 will vest on June 20, 2027. The fair value of the options was determined to be $144,455 using the BSM.

•On October 28, 2024, the Company granted 150,000 stock options to an officer of the Company with an exercise price of $4.06. Of the stock options granted, 50,000 vested immediately and 50,000 each will vest on October 28, 2025 and October 28, 2026. The options are exercisable for a five-year term expiring on October 27, 2029. The fair value of the options was determined to be $458,165 using the BSM.

A summary of the Company’s stock option activity is as follows:

	Stock options outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2023	4,874,450	2.22
Granted	250,000	4.21
Exercised	(2,815,450)	1.42
Expired	(1,400,000)	3.39
Forfeited	(97,500)	4.28
Balance, December 31, 2024	811,500	3.33
Granted	562,500	3.99
Expired	(156,500)	3.80
Balance, December 31, 2025	1,217,500	3.58

A summary of the Company’s outstanding and exercisable stock options as at December 31, 2025 is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
February 3, 2028	50,000	50,000	3.00	2.09
November 14, 2028	112,500	112,500	4.28	2.87
April 17, 2029	50,000	50,000	5.08	3.30
June 20, 2029	50,000	16,666	3.80	3.47
October 27, 2029	150,000	100,000	4.06	3.82
January 28, 2030	87,500	29,167	3.40	4.08
February 13, 2030	175,000	-	3.70	4.12
December 31, 2030	100,000	100,000	0.94	5.00
November 20, 2030	300,000	-	4.34	4.89
January 6, 2032	50,000	50,000	1.80	6.02
December 6, 2032	92,500	92,500	2.58	6.94
	1,217,500	600,833	3.58	4.38

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

11.SHARE CAPITAL (continued)

A summary of the Company’s weighted average inputs used in the BSM to calculate the fair value of the stock options granted during the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Share price	$3.90	$4.34
Exercise price	$3.90	$4.21
Risk-free interest rate	2.82%	3.24%
Expected life (years)	5.00	5.00
Expected volatility	90.30%	91.71%
Expected annual dividend yield	0.00%	0.00%

During the year ended December 31, 2025, the Company recognized share-based payments of $815,478 (2024 - $607,048) from the vesting of stock options.

Warrants

During the year ended December 31, 2025, the Company had the following warrant transaction:

•On September 16, 2025, the Company closed a brokered private placement and issued 681,843 warrants with a fair value of $877,484 as share issuance costs. Each warrant entitles the holder to purchase one common share at a price of $3.30 per share until September 16, 2027.

A summary of the Company’s warrant activity is as follows:

	Warrants outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2024 and 2023	-	-
Issued	681,843	3.30
Exercised	(34,092)	3.30
Balance, December 31, 2025	647,751	3.30

A summary of the Company’s outstanding warrants as at December 31, 2025, is as follows:

Date of expiry	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	$	Years
September 16, 2027	647,751	3.30	1.71
	647,751	3.30	1.71

During the year ended December 31, 2025, the Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 for gross proceeds of $112,504. The weighted average share price on the date of exercise for warrants during the year was $4.33 (2024: nil) per common share. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from reserves.

A summary of the Company’s weighted average inputs used in the BSM to calculate the fair value of the warrants granted during the year ended December 31, 2025 is as follows:

Share price	$4.04
Exercise price	$3.30
Expected life (years)	2.00
Risk-free interest rate	2.46%
Expected volatility	37.90%
Expected annual dividend yield	0.00%

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

12.GENERAL AND ADMINISTRATIVE

A summary of the Company’s general and administrative expenses is as follows:

	2025	2024
	$	$
Directors’ fees (Note 13)	51,280	123,036
Management fees (Note 13)	719,071	2,088,159
Marketing and public relations	281,046	238,934
Other general and administrative	425,925	460,697
Professional fees	628,727	2,223,564
Transfer agent and regulatory fees	184,878	192,408
	2,290,927	5,326,798

13.RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer, Chief Operating Officer (the “COO”), Chief Financial Officer (“CFO”), Vice President of Capital Markets and Vice President of Exploration and their companies and close family members.

A summary of the Company’s related party transactions and key management compensation is as follows:

	2025	2024
	$	$
Directors’ fees	51,280	123,035
Exploration personnel and program support (1)	658,592	371,233
Management fees	719,071	562,246
Change of control payment to former officer in management fees (2)	-	1,525,912
Professional fees	-	1,012,555
Share-based payments	770,158	458,100
Other income	-	(130,000)
	2,199,101	3,923,081

(1)Amounts relating to the compensation of the Vice President of Technical Services and the COO included in exploration and evaluation expenses.

(2)In December 2024, the Company filed a claim against the former CEO for reimbursement of this amount. The outcome of this lawsuit is not determinable as at the date of these financial statements.

A summary of the amounts due to related parties in accounts payable and accrued liabilities as at December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
	$	$
Payable to a company partially owned by a director	-	130,000
Payable to a company partially owned by the CFO	50,291	17,778
Payable to key management personnel	61,229	246
Payable to other related party	5,040	5,000
	116,560	153,024

As at December 31, 2025, other receivables include $nil (December 31, 2024 - $130,000) for consulting services rendered to a company partially controlled by a director.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

14.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of Three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The Three levels of the fair value hierarchy are:

•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), deposits and accounts payable and accrued liabilities, which are classified as and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing these financial instruments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. For the year ended December 31, 2025, the Company incurred a loss of $9,959,278 (2024 - $12,682,632). The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at December 31, 2025, the Company had a cash and cash equivalents balance of $38,193,983 (December 31, 2024 - $9,534,129) to settle current liabilities of $1,167,556 (December 31, 2024 - $749,934) and has assessed the liquidity risk as minimal.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash and accounts payable balances.

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	2025	2024
	$	$
Cash and cash equivalents	936,603	78,627
Accounts payable and accrued liabilities	19,421	34,664
	917,182	43,963

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $91,718 (December 31, 2024 - $4,396). The Company has assessed the foreign exchange risk as minimal.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

15.CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has been dependent on external financing to fund its activities. The capital structure of the Company consists of shareholders’ equity. The Company manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2025.

16.INCOME TAXES

The Company has not recognized any deferred income tax assets. The Company recognizes deferred income tax assets based on the extent to which it is probable that sufficient taxable income will be realized during the carry forward periods to utilize all deferred tax assets.

A summary of the Company’s reconciliation of income taxes at statutory rates for the years ended December 31, 2025 and 2024, is as follows:

	2025	2024
	$	$
Loss for the year	(9,959,278)	(12,682,632)
Income tax recovery at statutory rates	(2,689,000)	(3,424,000)
Non-deductible expenditures and non-taxable revenues	221,000	(181,000)
Impact of flow through shares	-	1,195,000
Share issuance costs	(703,000)	(37,000)
Adjustment to prior years provision versus statutory tax returns	19,000	-
Change in unrecognized deferred tax assets	3,152,000	2,447,000
Income tax expense	-	-

The significant components of the Company’s deferred tax assets and liabilities are follows:

	December 31, 2025	December 31, 2024
	$	$
Share issuance costs and financing fees	750,000	393,000
Non-Capital losses	5,604,000	4,327,000
Property and equipment	69,000	80,000
Mineral resource properties	4,202,000	2,673,000
Deferred tax assets	10,625,000	7,473,000
Unrecognized deferred tax assets	(10,625,000)	(7,473,000)
Deferred tax assets, net	-	-

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

16.INCOME TAXES (continued)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	December 31, 2025	Expiry date range	December 31, 2024	Expiry date range
	$		$
Temporary differences:
Share issuance costs and financing fees	2,777,000	2046 to 2049	1,455,000	2044 to 2048
Non-capital losses available for future periods	20,755,000	2039 to 2045	16,025,000	2039 to 2044
Property and equipment	257,000	No expiry date	296,000	No expiry date
Mineral resource properties	15,561,000	No expiry date	9,899,000	No expiry date
Total	39,350,000		27,675,000

17.SUBSEQUENT EVENTS

On January 26, 2026, the Company granted 645,000 stock options to directors, officers, employees, and advisors with each option exercisable into common shares at an exercise price of $5.94 per share. The options are exercisable for a five-year term expiring on January 26, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively employed or engaged with the Company on January 26, 2027, the remaining options will vest and become exercisable on each calendar month starting on February 26, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company.

On February 2, 2026, the Company granted 100,000 stock options to an advisor with each option exercisable into common shares at an exercise price of $5.36 per share. The options are exercisable for a five-year term expiring on February 2, 2031. Of the options granted, one third of the options vested on the grant date, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on February 2, 2027, the remaining options will vest and become exercisable on February 2, 2028 if the option holder remains actively engaged with the Company.

On January 27, 2026, the Company commenced trading on the NYSE American under the ticker symbol “MINE”. The Company will remain listed on the TSX Venture Exchange under the symbol “MFG.V” and ceased trading on the OTCQX market.

During January and February 2026, the Company issued 282,888 common shares upon exercise of 282,888 warrants at an exercise price of $3.30 for total proceeds of $933,530.